Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

July 16, 2021

Mr. David Orlic
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

    Re:    Advisors Series Trust (the “Trust”)
        File Nos.: 333-17391 and 811-07959
Stewart Investors Worldwide Leaders Sustainability Fund

Dear Mr. Orlic:
This correspondence is being filed in response to the comments you provided via telephone to Elaine Richards and Jane Gately of U.S. Bank Global Fund Services, on May 17, 2021, in connection with the SEC Staff’s review of the Trust’s Post-Effective Amendment (“PEA”) No. 1017 to the Trust’s Registration Statement. PEA No. 1017 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and Amendment No. 1019 under the Investment Company Act of 1940, as amended, on Form N-1A on April 1, 2021 (SEC Accession No. 0000894189-21-002036). The purpose of PEA No. 1017 was to add one new series of the Trust: Stewart Investors Worldwide Leaders Sustainability Fund (the “Fund”). The Trust has filed PEA Nos. 1031, 1034 and 1038 to delay the Fund’s effectiveness until July 21, 2021 at which time it will be filing another PEA under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the registration statement.
For your convenience, each comment has been reproduced below with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the PEA.

Comment 1.    The Staff observes on page 2 of the Prospectus that “Sustainability is...a key part of the Fund’s engagement approach...” If “sustainability” is part of the Fund’s principal investment strategies, please enhance the disclosure as necessary to address the following:
a.The Fund should clearly explain its definition of “sustainability” and its specific area(s) of focus.
b.The Fund should describe the criteria it uses in determining what issuers it considers to have sustainability characteristics, consistent with its chosen sustainability definition/focus. The disclosure should include whether the Fund selects investments by reference to, for example:

(1) an ESG index;
(2) a third-party rating organization;
(3) a proprietary screen and the factors the screen applies; or
(4) a combination of the above methods.

The Fund should also describe its due diligence practices in applying its screening criteria to portfolio companies (e.g., does it perform its own independent analysis of issuers, or does it rely exclusively on third party screens).

Lastly, explain (1) whether the Fund’s sustainability criteria are applied to every investment it makes, or only to some of its investments; and (2) whether sustainability is the exclusive factor considered, or whether it is one of several factors. Note: If sustainability is one of several factors, then disclose that an investment can be made in a company that scores poorly on sustainability criteria if it scores strongly on other sustainability factors that are considered.

c.    Please consider whether a sustainability specific risk is appropriate for this Fund.
d.    The Fund should disclose, where appropriate, how it will approach relevant sustainability proxy issues for their portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.”

Response: The Trust responds by adding the following disclosure to the Principal Investment Strategies section of the Prospectus in response to the above comments. The updated proposed disclosure is shown in Appendix A to this letter :

Comment 1(a):    The Trust responds by adding the requested disclosure. Please see Appendix A.

Comment 1(b): The Sub-adviser has confirmed that the portfolio manager’s sustainability criteria is applied to every investment it makes. Sustainability is the first factor considered when making investment decisions. Once the portfolio manager is comfortable with the sustainability positioning of a company, the portfolio manager analyzes the quality of the management, franchise and financials and finally the valuation, all of which need to be acceptable to invest. Quality is critical if businesses and shareholders are to benefit from the long-term tailwinds enjoyed by an attractive sustainable development position. Please see Appendix A.

Comment 1(c):    The Trust responds by adding the following “Sustainability Risk” disclosure to the “Principal Investments Risk” sections of the Prospectus:

Item 4 and 9
Sustainability Investing – Applying the portfolio manager’s sustainability assessment framework to its investment analysis for the Fund may impact the portfolio manager’s investment decisions as to securities of certain issuers and, therefore, the Fund may forgo some investment opportunities available to funds that do not apply sustainability investing principles or that apply different sustainability criteria. Securities of companies meeting the portfolio manager’s sustainability criteria may shift into and out of favor depending on market and economic conditions, and the fund’s performance may at times be better or worse than the performance of similar funds that do not utilize sustainability investing principles or that apply different sustainability criteria. The portfolio manager monitors the Fund’s holdings based on the latest publicly available information. Any delay in obtaining public information regarding the Fund’s holdings could result in the fund holding an investment that no longer meets the fund’s sustainability investing principles. “Sustainability” is not a uniformly defined characteristic and applying sustainability criteria involves subjective assessment.

Comment 1(d):     The Trust responds by adding the requested disclosure. See Appendix A.

Comment 2.    The word “Worldwide” is in the Fund’s name. Per footnote 42 of Release No. IC-24828 (https://www.sec.gov/rules/final/ic-24828.htm), the terms “international” and “global,” connote diversification among investments in a number of different countries throughout the world. The Staff believes “worldwide” has the same connotation. For that reason, please describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.

Response: The Trust responds by including disclosure as shown below. See also Appendix A.

“Under normal market conditions, at least 40% of the Fund’s net assets will be invested in the securities of foreign issuers including those in emerging markets, directly and indirectly such as through, but not limited to, American Depository Receipts or similar securities. In determining whether an issuer is foreign, the portfolio manager will consider various factors including where the issuer is headquartered, where the issuer’s principal operations are located, where the issuer’s revenues are derived, where the principal trading market is located and the country in which the issuer is legally organized. The weight given to each of these factors will vary depending upon the circumstances and as determined by the portfolio manager. The Fund intends to invest in securities of issuers from at least three different countries outside of the United States.”

Comment 3.    On page 2 of the Prospectus, it states that “[t]he Fund is not managed to a benchmark and may have exposure to developed or emerging markets whilst maintaining its geographical diversity.” Please disclose how the Adviser determines whether a country is an emerging market.

Response: The Trust responds by adding the disclosure below explaining how the Adviser determines whether a country is an emerging market. Also, See Appendix A.

“The portfolio manager defines emerging markets as countries which are not classified as developed markets by MSCI (https://www.msci.com/market-classification) or FTSE (https://research.ftserussell.com/products/FTSE-Country-Classification-Update_latest.pdf), or which are categorized by the World Bank as middle or low-income (https://data.worldbank.org/country) or which are not members of the Organisation for Economic Cooperation and Development.”

Comment 4.    As the Fund has “Sustainability” in its name, the Staff believes that it is subject to the Names Rule. Please disclose the Fund’s 80% policy regarding its desire to invest in environmentally friendly or sustainable securities.

Response: The Trust responds by adding the disclosure shown below to the Principal Investment Strategies. Also see Appendix A.

“The Fund will normally invest at least 80% of its net assets, plus borrowings for investment purposes, in the securities of U.S. and non‑U.S. companies that meet the portfolio manager’s “Sustainability” criteria.”

Comment 5.    On page 2, in the second paragraph from the bottom, the Staff observes a reference to “EPM.” Please explain that acronym.

Response: The Trust responds to note that EPM means “Efficient Portfolio Management.” That said, the Trust will revise the disclosure by removing the acronym as it does not appear to be a commonly known term. See Appendix A.

Comment 6. On page 3, at the top of the page, it appears that the last bullet point was inadvertently separated from the list. Please rejoin the fragmented phrase to the bullet point list:

Response: The Trust responds by correcting the formatting of the last phrase so that it is part of the bulleted list. See Appendix A.

Comment 7. On pages 13 and 14, the Staff observes that the disclosure regarding prior performance of the Sub-Adviser. Please confirm supplementally that the Sub-Adviser has records to support the performance returns displayed.

Response: The Trust and Adviser have confirmed with the Sub-Adviser that it maintains the records to support the performance returns disclosed in the prospectus.

Comment 8. In the performance table on page 14, the first row references the “Stewart Investors Worldwide Leaders Sustainability Composite (gross of fees),” while the second row simply states “Sustainability Composite.” Assuming the two entries reference the same composite, please portray them using the same exact name. Additionally, the Staff is of the view that the returns “net of fees” should appear before the returns “gross of fees.” Please switch the order as appropriate.

Response: The Trust responds by confirming that the two rows indeed reference the same Composite and has now spelled out the full name of the Composite in each row. Additionally, the Trust has switched the order so that the Composite returns appear with those “net of fees” in the first row and “gross of fees” in the second row. See revised Prior Performance disclosure in the attached Appendix B.

Comment 9. In the Prior Performance table on page 14, please input the name of the benchmark index directly in the third row of the table, rather than only naming it in the footnote to the table. Additionally, please add the typical parenthetical that states that the index “(reflects no deduction for fees, expenses or taxes).”

Response: The Trust responds by adding the name of the index directly into the table. Additionally, the Trust has added the parenthetical after the name of the index as requested. See revised Prior Performance disclosure in the attached Appendix B.

Comment 10.    On page 14, footnote numbers 2 and 3 appear to be in the incorrect order. Additionally, footnote 3 states that “No other expenses or costs have been taken into account when calculating the net performance.” It is the Staff’s position that all expenses and costs should be taken into account when calculating net performance. When recalculating expenses, please be sure to use the highest fee charged to any account from the period.

Response: The Trust responds by correcting the order of the footnotes as noted. Additionally, the Sub-Adviser has restated the performance returns to reflect the calculation of all expenses and costs. See revised Prior Performance disclosure in the attached Appendix B.

Comment 11.    On page 14, the first sentence after the performance table states that “The performance results shown are both gross and net of all fees.” Performance should be shown gross and net of all fees and expenses. Please add “and expenses” to the end of the sentence.

Response: The Trust responds by adding the phrase “and expenses” to the end of the referenced sentence. See revised Prior Performance disclosure in the attached Appendix B.

Comment 12. The reference to Class I shares in the paragraph after the performance table on page 14 should probably be Class Y.

Response: The Trust responds by correcting the typo as suggested. See revised Prior Performance disclosure in the attached Appendix B.

Comment 13.    On page 14, the last sentence of the Prior Performance section reads:

The methodology used to calculate the total return of the Composite is different than the U.S. Securities and Exchange Commission’s prescribed methods for calculating total return for mutual funds and may produce different results.

Please disclose how the methodology used to calculate the returns of the Composite differs from the SEC’s method.

Response: The Trust responds by adding disclosure that explains how the Composite is calculated. See revised Prior Performance disclosure in the attached Appendix B.
If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.
Very truly yours,

/s/ Elaine E. Richards

Elaine E. Richards
Secretary
Advisors Series Trust

Appendix A
Summary Section Disclosure (Item 4)

Principal Investment Strategy
The Fund will normally invest at least 80% of its net assets, plus borrowings for investment purposes, in the securities of U.S. and non‑U.S. companies that meet the portfolio manager’s “Sustainability” criteria.

Under normal market conditions, at least 40% of the Fund’s net assets will be invested in the securities of foreign issuers including those in emerging markets, directly and indirectly such as through, but not limited to, American Depository Receipts or similar securities. In determining whether an issuer is foreign, the portfolio manager will consider various factors including where the issuer is headquartered, where the issuer’s principal operations are located, where the issuer’s revenues are derived, where the principal trading market is located and the country in which the issuer is legally organized. The weight given to each of these factors will vary depending upon the circumstances and as determined by the portfolio manager. The Fund intends to invest in securities of issuers from at least three different countries outside of the United States.

The portfolio manager defines emerging markets as countries which are not classified as developed markets by MSCI (https://www.msci.com/market-classification) or FTSE (https://research.ftserussell.com/products/FTSE-Country-Classification-Update_latest.pdf), or which are categorized by the World Bank as middle or low-income (https://data.worldbank.org/country) or which are not members of the Organisation for Economic Cooperation and Development.

The Fund invests in a diversified portfolio of equity or equity-related securities of large and mid-capitalization companies which are listed, traded or dealt in on any of the regulated markets worldwide. The Fund may, from time to time, emphasize investment in certain sectors of the market.

The word “Leaders” in the name of the Fund refers to the focus on large and mid-capitalization companies. Large and mid-capitalization companies are currently defined for the purposes of this policy as companies with a minimum market capitalization of US$1 billion and a minimum free float of US$500 million at the time of the Fund’s first investment. This represents a minimum threshold; the Fund generally targets companies with substantially higher market capitalizations. The Fund will only establish an initial position in a company when it is above these threshold levels but, if market movements drive the company below the thresholds, the Fund is not forced to sell and is able to increase the holding in the company if, in the portfolio manager’s opinion, this presents an opportunity to add to the position.
The Fund is not managed to a benchmark and may have exposure to developed or emerging markets whilst maintaining its geographical diversity. The Fund’s investment strategy is founded on the principle of stewardship, allocating capital to high quality companies with sound growth prospects and strong management teams. The portfolio manager believes that sustainability is a driver of investment returns and that incorporating these considerations fully into the investment process is the best way to protect and grow capital for clients over the long-term. The portfolio manager takes a bottom-up, qualitative approach (i.e., focusing on analyzing individual companies rather than countries or sectors) to finding and investing in reasonably priced, high quality companies that are well positioned to contribute to, and benefit from, sustainable development. The portfolio manager has a strong conviction that such companies face fewer risks and are better placed to deliver positive long-term, risk-adjusted returns (i.e., investment returns which take into account the associated risk taken in making the particular investment; higher short-term returns may often reflect higher risk). Sustainability is the first factor considered when making investment decisions. Once the portfolio manager is comfortable with the sustainability positioning of a company, the portfolio manager analyzes the quality of the management, franchise and financials and finally the valuation, all of which need to be acceptable to invest. The portfolio manager invests with capital preservation in mind, meaning they define risk as losing client money, rather than deviation from a benchmark. The portfolio manager’s focus on quality companies rather than investing according to a benchmark may result in the performance of the Fund lagging the performance of its benchmark in very strong liquidity-driven or momentum-led markets and may result in the Fund outperforming its benchmark when due recognition is given to companies with quality management teams, good long-term growth prospects and sound balance sheets.
Engagement and voting are key parts of the investment approach as a means to mitigate business risks, protect against potential headwinds and improve sustainability outcomes. Engagement activity is prioritized from a bottom-up perspective by the portfolio manager. The way each company responds to engagement is integrated into the portfolio manager’s conviction level in the company. Engagements are on issues ranging from pollution, sustainability of supply chains and aligned remuneration and incentives.

While it is not generally the portfolio manager’s intention to do so, in some circumstances the portfolio manager may use derivatives (investments whose value is linked to another investment, performance of a stock market, interest rate or other factor) to reduce certain risks or costs and/or generate extra income or growth. It is not intended that this use will increase the volatility (a measure of the short-term changes in the Fund’s price) or materially alter the risk profile of the Fund. The portfolio manager’s intention is that the Fund will generally only hold derivatives such as options and warrants which result from certain corporate actions, new issues or placements from time-to-time.

Sell discipline
The sell decisions for the Fund are based on individual company factors and the level of conviction in the overall quality of each company. The portfolio manager has a long-term investment horizon and believes that the purchase of a share comes with both rights and responsibilities. The portfolio manager believes that he has a responsibility, as part owner of the business, to engage with senior company management to persuade them to address any issues, rather than to immediately walk away from the problem. A decision to sell shares is therefore not taken lightly and is seen to be a very last resort. Typical reasons to sell a position include:

•A change in the underlying fundamentals of the company or quality
•Market valuation becomes excessive or the company becomes fully valued
•The company disappoints on corporate governance or sustainability issues
•Management changes or loses focus
•Take-over situations emerge
•Actual or projected industry/country dynamics reduce the expected contribution to performance
•Emergence of an investment opportunity offering stronger earnings potential or similar earnings potential at a more attractive price.

Item 9 Disclosure
Principal Investment Strategies of the Fund
The Fund will normally invest at least 80% of its net assets, plus borrowings for investment purposes, in the securities of U.S. and non‑U.S. companies that meet the portfolio manager’s “Sustainability” criteria.

Under normal market conditions, at least 40% of the Fund’s net assets will be invested in the securities of foreign issuers including those in emerging markets, directly and indirectly such as through, but not limited to, American Depository Receipts or similar securities. In determining whether an issuer is foreign, the portfolio manager will consider various factors including where the issuer is headquartered, where the issuer’s principal operations are located, where the issuer’s revenues are derived, where the principal trading market is located and the country in which the issuer is legally organized. The weight given to each of these factors will vary depending upon the circumstances and as determined by the portfolio manager. The Fund intends to invest in securities of issuers from at least three different countries outside of the United States.

The portfolio manager defines emerging markets as countries which are not classified as developed markets by MSCI (https://www.msci.com/market-classification) or FTSE (https://research.ftserussell.com/products/FTSE-Country-Classification-Update_latest.pdf), or which are categorized by the World Bank as middle or low-income (https://data.worldbank.org/country) or which are not members of the Organisation for Economic Cooperation and Development.

Changes in Policy. The Fund will not change its investment policy of investing at least 80% of its net assets in the securities of U.S. and non-U.S. companies that meet the portfolio manager’s Sustainability criteria without first changing the Fund’s name and providing shareholders with at least 60 days’ prior written notice.

The Fund invests in a diversified portfolio of equity or equity-related securities of large and mid-capitalization companies which are listed, traded or dealt in on any of the regulated markets worldwide. The Fund may, from time to time, emphasize investment in certain sectors of the market.

The word “Leaders” in the name of the Fund refers to the focus on large and mid-capitalization companies. Large and mid-capitalization companies are currently defined for the purposes of this policy as companies with a minimum market capitalization of US$1 billion and a minimum free float of US$500 million at the time of the Fund’s first investment. This represents a minimum threshold; the Fund generally targets companies with substantially higher market capitalizations. The Fund will only establish an initial position in a company when it is above these threshold levels but, if market movements drive the company below the thresholds, the Fund is not forced to sell and is able to increase the holding in the company if, in the portfolio manager’s opinion, this presents an opportunity to add to the position.
The Fund is not managed to a benchmark and may have exposure to developed or emerging markets whilst maintaining its geographical diversity. The Fund’s investment strategy is founded on the principle of stewardship, allocating capital to high quality companies with sound growth prospects and strong management teams. The portfolio manager believes that sustainability is a driver of investment returns and that incorporating these considerations fully into the investment process is the best way to protect and grow capital for clients over the long-term. The portfolio manager takes a bottom-up, qualitative approach (i.e., focusing on analyzing individual companies rather than countries or sectors) to finding and investing in reasonably priced, high quality companies that are well positioned to contribute to, and benefit from, sustainable development. The portfolio manager has a strong conviction that such companies face fewer risks and are better placed to deliver positive long-term, risk-adjusted returns (i.e., investment returns which take into account the associated risk taken in making the particular investment; higher short-term returns may often reflect higher risk). Sustainability is the first factor considered when making investment decisions. Once the portfolio manager is comfortable with the sustainability positioning of a company, the portfolio manager analyzes the quality of the management, franchise and financials and finally the valuation, all of which need to be acceptable to invest. The portfolio manager invests with capital preservation in mind, meaning they define risk as losing client money, rather than deviation from a benchmark. The portfolio manager’s focus on quality companies rather than investing according to a benchmark may result in the performance of the Fund lagging the performance of its benchmark in very strong liquidity-driven or momentum-led markets and may result in the Fund outperforming its benchmark when due recognition is given to companies with quality management teams, good long-term growth prospects and sound balance sheets.
Engagement and voting are key parts of the investment approach as a means to mitigate business risks, protect against potential headwinds and improve sustainability outcomes. Engagement activity is prioritized from a bottom-up perspective by the portfolio manager. The way each company responds to engagement is integrated into the portfolio manager’s conviction level in the company. Engagements are on issues ranging from pollution, sustainability of supply chains and aligned remuneration and incentives.
The Fund is actively managed meaning that the portfolio manager uses his expertise to pick investments rather than tracking the performance of a benchmark. The portfolio manager uses the following process for selecting and maintaining sustainable investments in the portfolio:

1.Idea generation;
2.Bottom-up company research;
3.Portfolio construction;
4.Ongoing monitoring; and
5.Company engagement.

The portfolio manager considers proxy voting to be an extension of its engagement activities and is guided by the principal that, where possible, voting should be used to improve Sustainability outcomes. The portfolio manager may vote against management to influence companies to improve Sustainability issues, particularly when engagement has been unproductive. A contrary vote is an important part of the engagement process. The portfolio manager aims to explain its rationale for voting against management before voting and will continue to engage following the vote, if appropriate.

Through its bottom up research, company engagement and third party research providers, the portfolio manager is alerted to issues and controversies regarding companies on an ongoing basis. This information is incorporated into the portfolio manager’s investment analysis, team discussion and engagement program.

While it is not generally the portfolio manager’s intention to do so, in some circumstances the portfolio manager may use derivatives (investments whose value is linked to another investment, performance of a stock market, interest rate or other factor) to reduce certain risks or costs and/or generate extra income or growth. It is not intended that this use will increase the volatility (a measure of the short-term changes in the Fund’s price) or materially alter the risk profile of the Fund. The portfolio manager’s intention is that the Fund will generally only hold derivatives such as options and warrants which result from certain corporate actions, new issues or placements from time-to-time.

~~Stewart Investors is a semi-autonomous business and is a trading name of First Sentier Investors (US) LLC, First Sentier Investors (Singapore) and their affiliates. These companies are collectively known as First Sentier Investors.~~

~~First Sentier Investors (Singapore) located at 79 Robinson Road, #17-01, Singapore 068897 has been engaged as sub-adviser to manage the investments of the Fund. The Sub-Adviser is an affiliate of the Adviser.~~

The Fund may temporarily depart from its principal investment strategies by making short-term investments in cash, cash equivalents, high-quality, short-term debt securities and money market instruments for temporary defensive purposes in response to adverse market, economic, political or other conditions. This may result in the Fund not achieving its investment objective during that period.
Sell discipline
The sell decisions for the Fund are based on individual company factors and the level of conviction in the overall quality of each company. The portfolio manager has a long-term investment horizon and believes that the purchase of a share comes with both rights and responsibilities. The portfolio manager believes that he has a responsibility, as part owner of the business, to engage with senior company management to persuade them to address any issues, rather than to immediately walk away from the problem. A decision to sell shares is therefore not taken lightly and is seen to be a very last resort. Typical reasons to sell a position include:

•A change in the underlying fundamentals of the company or quality
•Market valuation becomes excessive or the company becomes fully valued
•The company disappoints on corporate governance or sustainability issues
•Where engagement has been unsuccessful, or part of a pattern of behavior which raises concerns regarding the quality and integrity of the company’s management
•Management changes or loses focus
•Take-over situations emerge
•Actual or projected industry/country dynamics reduce the expected contribution to performance
•Emergence of an investment opportunity offering stronger earnings potential or similar earnings potential at a more attractive price.

Appendix B

Similarly Managed Account Performance
The Fund is managed in a manner that is substantially similar to certain other accounts (the “Composite”) managed by the Sub-Adviser. The Composite has investment objectives, policies, strategies and risks substantially similar to those of the Fund. The individual responsible for the management of the Composite is the same individual responsible for the management of the Fund. You should not consider the past performance of the Composite as indicative of the future performance of the Fund.
The following table sets forth performance data relating to the Composite which represents all accounts managed by the Sub-Adviser in a substantially similar manner to the portfolio of the Fund. The data is provided to illustrate the past performance of the Sub-Adviser and portfolio manager in managing substantially similar accounts as measured against appropriate indices and does not represent the performance of the Fund. The Composite shown is not subject to the same types of expenses to which the Fund is subject, the Composite is rebalanced differently and less frequently than the Fund which will affect, among other things, transactions costs and may affect the comparability of performance, nor is the Composite subject to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the 1940 Act or Subchapter M of the Code. Consequently, the performance results for the Composite expressed below could have been adversely affected if it had been regulated as an investment company under the federal securities laws.

Performance Results	Annualized Average Annual Returns for the Periods Ended December 31, 2020(1)
	Past 1 Year	Past 5 Years	Since Inception November 1, 2013
Stewart Investors Worldwide Leaders Sustainability Composite (net of fees and expenses)(2)	22.92%	12.92%	9.28%
Stewart Investors Worldwide Leaders Sustainability Composite (gross of fees and expenses)	23.47%	13.43%	9.78%
MSCI All Country World Index (reflects no deduction for fees, expenses or taxes)(3)	16.82%	12.86%	9.71%
1.As of December 31, 2020, the Composite was comprised of 5 accounts with approximately USD$723 million in assets.
2.Net performance figures are calculated by subtracting a model annual management fee of 0.45% from the gross performance figures. All expenses, as defined by the Global Investment Performance Standards (GIPS(R), were deducted in calculating the net performance figures. ~~No other expenses or costs have been taken into account when calculating the net performance~~.
3.The MCSI All Country World Index captures large and mid cap representation across 23 Developed Markets (DM) and 27 Emerging Markets (EM) countries.

The performance results shown are both gross and net of all fees and expenses and have been prepared in compliance with GIPS(R). The fees of the Composite differ from the fees of the Fund. The fees and expenses associated with an investment in the Composite are lower than the fees and expenses (after taking into account the Expense Cap) associated with an investment in the Class ~~I~~Y shares of the Fund, so that if the Composite’s expenses were adjusted for these Fund expenses, its performance would have been lower.

The methodology used to calculate the total return of the Composite is different than the U.S. Securities and Exchange Commission’s prescribed methods for calculating total return for mutual funds and may produce different results. The Composite represents a calculation of the weighted average of the underlying five accounts that are part of the composite (strategy). A change in portfolio structure could have an impact the overall outcome.